   As filed with the Securities and Exchange Commission on March 6, 2001
                                                      Registration No. 333-52608
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                               ----------------

                              AMENDMENT NO. 4
                                       TO
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     Under
                           THE SECURITIES ACT OF 1933
                               ----------------
                             AFC ENTERPRISES, INC.
             (Exact name of registrant as specified in its charter)
                               ----------------
        Minnesota                    5812                    58-2016606
     (State or other           (Primary Standard          (I.R.S. Employer
     jurisdiction of              Industrial             Identification No.)
    incorporation or          Classification Code
      organization)                 Number)
                       Six Concourse Parkway, Suite 1700
                          Atlanta, Georgia 30328-5352
                                 (770) 391-9500
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                               GERALD J. WILKINS
                            Executive Vice President
                          and Chief Financial Officer
                       Six Concourse Parkway, Suite 1700
                          Atlanta, Georgia 30328-5352
                                 (770) 391-9500
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                               ----------------
                                   Copies to:

    THOMAS M. CLEARY          ALLAN J. TANENBAUM          JEFFREY M. STEIN
   Riordan & McKinzie       Senior Vice President,         King & Spalding
 300 South Grand Avenue       General Counsel and       191 Peachtree Street
       Suite 2900                  Secretary           Atlanta, Georgia 30303-
 Los Angeles, California     Six Concourse Parkway              1763
          90071                   Suite 1700               (404) 572-4600
     (213) 629-4824       Atlanta, Georgia 30328-5352
                                (770) 391-9500
   Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.
   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]
   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [X] (333-52608)
   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]
                               ----------------
                        CALCULATION OF REGISTRATION FEE
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                              Proposed
 Title of Each Class of                       Maximum        Proposed      Amount of
    Securities to be       Amount to be    Offering Price    Maximum     Registration
       Registered          Registered(1)     Per Share    Offering Price      Fee
--------------------------------------------------------------------------------------
Common Stock, par value
 $.01 per share........  10,781,250 shares     $17.00      $183,281,250  $45,821(2)(3)

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

(1) Includes 1,406,250 shares for which the Underwriters exercised their over-allotment option.
(2) Calculated pursuant to Rule 457.
(3) Previously paid.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                EXPLANATORY NOTE

   The purpose of this Amendment No. 4 is solely to file certain exhibits to the Registration Statement as set forth below in Item 16(a) of Part II.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

   The following table sets forth the various expenses and costs (other than underwriting discounts and commissions) expected to be incurred in connection with the sale and distribution of the securities being registered. All of the amounts shown are estimated except the registration fee of the SEC and the NASD filing fee.

                                                                           Amount to
                                                                          be Paid by
                                                                              AFC
                    Item                                                  Enterprises
                    ----                                                  -----------
   SEC registration fee.................................................. $   45,821
   NASD filing fee.......................................................     15,500
   Nasdaq National Market application fees...............................     25,000
   Blue sky fees and expenses............................................      5,000
   Printing and engraving expenses.......................................    250,000
   Legal fees and expenses...............................................    550,000
   Accounting fees and expenses..........................................    550,000
   Custodian and selling shareholder expenses............................     15,000
   Transfer agent and registrar fees.....................................     10,000
   Miscellaneous.........................................................    333,679
                                                                          ----------
     Total............................................................... $1,800,000
                                                                          ==========

Item 14. Indemnification of Directors and Officers

   The Registrant's articles of incorporation provide that each of its directors shall not be personally liable to it or its shareholders for monetary damages for any breach of fiduciary duty as a director, except for liability
(i) for any breach of the director's duty of loyalty to the Registrant or its shareholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) under Sections 302A.559 or 80A.23 of the Minnesota Business Corporation Act; (iv) for any transaction from which the director derived an improper personal benefit; or
(v) for any act or omission occurring prior to the date when the articles of incorporation became effective.

   The Registrant's articles of incorporation also provide that if the Minnesota Business Corporation Act is amended to authorize any further limitation of the liability of a director, then the liability of a director is eliminated or limited to the fullest extent permitted by the amended act. Further, the Registrant's bylaws provide that it shall indemnify its directors and officers to the maximum extent permitted by law.

   Section 302A.521 of the Minnesota Business Corporation Act requires the Registrant to indemnify a person made or threatened to be made a party to a proceeding, by reason of the former or present official capacity of the person with respect to the Registrant against judgment, penalties, fines, including without limitation, excise taxes assessed against the person with respect to an employee benefit plan, settlements, and reasonable expenses, including attorneys' fees and disbursements, if, with respect to the acts or omissions of the person complained of in the proceeding, such person (1) has not been indemnified by another organization or employee benefit plan for the same judgments, penalties, fines, including without limitation, excise taxes assessed against the person with respect to an employee benefit plan, settlements, and reasonable expenses, including attorneys' fees and disbursements, incurred by the person in connection with the proceeding with respect to the same acts or omissions; (2) acted in good faith; (3) received no improper personal benefit, and statutory procedure has been followed in the case of any conflict of interest by a director; (4) in the case of a criminal proceeding, had no reasonable cause to believe the conduct was unlawful; and (5) in the case of acts or omissions occurring in the person's performance in the official capacity of director or, for a person not a director, in the official capacity of officer, committee member, employee or agent, reasonably believed that the conduct was in the best interests of the Registrant, or in the case of performance by a director, officer, employee or agent of the Registrant as a director, officer, partner, trustee, employee or agent of another organization or employee benefit plan, reasonably believed that the conduct was not opposed to the best interests of the Registrant. In addition, Section 302A.521, subd. 3 requires payment by the Registrant, upon written request, of reasonable expenses in advance of final disposition in certain instances. A decision as to required indemnification is made by a majority of the disinterested board of directors present at a meeting at which a disinterested quorum is present, or a designated committee of disinterested directors, by special legal counsel, by the disinterested shareholders, or by a court.

   The Registrant has also entered into indemnification agreements with each of its directors. The indemnification agreements may require it, among other things, to indemnify its directors and officers against certain liabilities that may arise by reason of their status or service as directors or officers (other than liabilities arising from willful misconduct of a culpable nature), to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified, and to obtain directors' and officers' insurance if available on reasonable terms.

   Reference is also made to Section 8 of the underwriting agreement filed as
Exhibit 1.1 hereto, which indemnifies the Registrant's directors and officers against certain liabilities.

   The Registrant carries directors' and officers' liability insurance covering its directors and officers.

   Insofar as indemnification for liabilities under the Securities Act may be permitted for directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, it has been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 15. Recent Sales of Unregistered Securities

   The following is a summary of the transactions engaged in by the Registrant during the past three years involving sales of the Registrant's securities that were not registered under the Securities Act:

     From January 1, 1998 through December 31, 1998, the Registrant issued and sold 6,850 shares of common stock to nine former employees upon the exercises of options to purchase common stock for exercise prices ranging from $0.12 to $7.43 per share for an aggregate purchase price of approximately $27,003.

     On March 18, 1998, in connection with an Agreement and Plan of Reorganization, dated January 23, 1998, among the Registrant, Seattle Coffee Company, AFC Acquisition Corp., and the other signatories thereto (the "SCC Agreement"), the Registrant issued and sold 1,318,499 shares of common stock in exchange for all of the common stock of Seattle Coffee Company to the former shareholders of Seattle Coffee Company (the "SCC Shareholders"), warrants to purchase a total of 110,804 shares of common stock in exchange for warrants to purchase shares of Seattle Coffee Company to the former warrant holders of Seattle Coffee Company (the "SCC Warrant Holders"), and options to purchase a total of 316,070 shares of common stock in exchange for options to purchase shares of Seattle Coffee Company to the former option holders of Seattle Coffee Company (the "SCC Option Holders").

     On October 14, 1998, the Registrant issued and sold 1,863,802 shares of common stock for an aggregate purchase price of $21,666,698 to employees and directors of the Registrant, PENMAN Private Equity and Mezzanine Fund, L.P., FS Equity Partners IV, L.P. and Frederick Paulsell, Jr. In connection with this common stock offering, the Registrant paid Freeman Spogli & Co. a fee of $1,000,000, $100,000 of which was paid to PENMAN Partners.

     From January 1, 1999 through December 31, 1999, the Registrant issued and sold 87,046 shares of common stock to 15 former employees upon the exercises of options to purchase common stock for exercise prices ranging from $0.12 to $11.25 per share for an aggregate purchase price of approximately $177,386. From January 1, 1999 through December 31, 1999, the Registrant issued and sold 6,146 shares of common stock to two former employees upon net exercises of options to purchase common stock for exercise prices of $5.87 per share for an aggregate purchase price of approximately $109,941.


     On March 18, 1999, pursuant to the SCC Agreement, the Registrant issued and sold an additional 46,761 shares of common stock to the SCC
  Shareholders, warrants to purchase 3,912 shares of common stock to the SCC Warrant Holders and options to purchase 11,192 shares of common stock to the SCC Option Holders, in each case, as contingent consideration.

     On May 3, 1999, the Registrant issued and sold 966 shares of common stock for an aggregate purchase price of $5,662 upon the exercises of warrants to purchase common stock to the SCC Warrant Holders.

     From January 1, 2000 through December 19, 2000, the Registrant issued and sold 11,086 shares of common stock to 21 former employees upon the exercises of options to purchase shares of common stock for exercise prices ranging from $0.12 to $11.63 per share for an aggregate purchase price of approximately $59,604. From January 1, 2000 through December 19, 2000, the Registrant issued and sold 45,110 shares of common stock to 70 former employees upon net exercises of options to purchase shares of common stock for exercise prices ranging from $4.98 to $12.38 per share for an aggregate purchase price of $510,352.

     On October 23, 2000, the Registrant issued and sold 522 shares of common stock for an aggregate purchase price of $3,062 upon the exercises of warrants to purchase common stock by the SCC Warrant Holders.

   A number of the issuances described above were exempt from registration under the Securities Act pursuant to Section 4(2) of the Securities Act or Regulation D promulgated thereunder as a transaction by an issuer not involving a public offering, where each purchaser was either an accredited investor or a non-accredited investor (where the aggregate number of such investors did not exceed 35), with knowledge and experience in financial and business matters sufficient for evaluating the associated merits and risks (either alone or with a purchaser representative), each of which represented its intention to acquire the securities for investment only and not with a view to distribution, and received or had access to adequate information about the Registrant. Appropriate legends were affixed to the stock certificates issued in these transactions and there was no general solicitation or advertising.

   As of December 31, 2000, the Registrant had granted options to purchase an aggregate of 5,061,023 shares of common stock to its directors, officers and employees, of which 4,119,031 options were outstanding with a weighted average exercise price of $6.58. At the time these options were issued under the Registrant's various stock option plans, the Registrant believed that each of the issuances were exempt from the registration requirements of the Securities Act of 1933 either by virtue of (i) an exemption provided by Rule 701 promulgated under the Securities Act of 1933 for securities offered under compensatory benefit plans and contracts, or (ii) a "no-sale" theory under

Section 5 of the Securities Act of 1933, since none of the optionees provided any consideration for the grants (the sale of the underlying option shares occurs only when the option is exercised and the purchase price for the shares is paid to the Registrant).

   As of December 31, 1996, the Registrant had granted options to purchase 2,757,608 shares of common stock to 1,086 persons. As a result, the Registrant may have been required to register as a reporting company under the Securities and Exchange Act. Since Rule 701 is not available to reporting companies, the Registrant believes that the Rule 701 exemption may not have been available for options to purchase shares of common stock that it granted, or the exercise of such options, subsequent to June 30, 1997, the latest date upon which the Registrant would have become a reporting company. The Registrant has issued and sold 34,825 shares of common stock as a result of the exercise of options for an aggregate purchase price of $260,193 since June 30, 1997. The Registrant does not intend to allow any additional option exercises until the Registrant has in effect a registration statement on Form S-8 for the issuance of the shares of common stock reserved for issuance under its stock option plans.

   No underwriter was employed with respect to any sales of securities of the Registrant in the transactions described above. Except as set forth above, no commissions or fees were paid with respect to any such sales.

Item 16. Exhibits and Financial Statement Schedules

   (a) Exhibits

  Exhibit
   Number   Description
  -------   -----------
  1.1*      Form of Underwriting Agreement.

  3.1(a)    Articles of Incorporation of Registrant, as amended.

  3.2(a)    Amended and Restated Bylaws of Registrant.

  4.1(a)    Indenture dated as of May 21, 1997 between AFC Enterprises, Inc.
             ("AFC") and United States Trust of New York, as Trustee, with respect to the 10 1/4% Senior Subordinated Notes due 2007.

  4.2(a)    Exchange and Registration Rights Agreement, dated as of May 21,
             1997, by and among AFC, Goldman, Sachs & Co., CIBC Wood Gundy
             Securities Corp. and Donaldson, Lufkin & Jenrette Securities
             Corporation.

  4.3(c)    Amended and Restated Credit Agreement, dated as of October 15, 1998
             (the "Amended and Restated Credit Agreement"), among AFC and
             Goldman Sachs Credit Partners L.P., as Syndication Agent and Lead
             Arranger (the "Syndication Agent") and the financial institutions listed therein (the "Lenders") and Canadian Imperial Bank of
             Commerce ("CIBC"), as Administrative Agent.

  4.4(a)    Security Agreement, dated as of May 21, 1997, by and between AFC and CIBC, as Administrative Agent.

  4.5(a)    Pledge Agreement, dated as of May 21, 1997, by and between AFC and
             CIBC, as Administrative Agent.

  4.6(a)    Trademark Collateral Security Agreement, dated as of May 21, 1997, by and between AFC and CIBC, as Administrative Agent.

  4.7(a)    Collateral Account Agreement, dated as of May 21, 1997, by and between AFC and CIBC, as Administrative Agent.

   Exhibit
   Number    Description
   -------   -----------
  4.8(a)     Form of Mortgage, Assignment of Rents, Security Agreement and
              Fixture Filing, dated as of May 21, 1997, between AFC and CIBC, as Administrative Agent.

  4.9*       Form of Registrant's common stock certificate.

  5.1        Opinion of Riordan & McKinzie.

  5.2        Opinion of Dorsey & Whitney.

 10.1(a)     Stock Purchase Agreement dated February 23, 1996 among AFC, FS
              Equity Partners, L.P. III, and FS Equity Partners International,
              L.P.

 10.2(a)     Stockholders Agreement dated April 11, 1996 (the "1996
              Stockholders Agreement") among FS Equity Partners III, L.P. and
              FS Equity Partners International, L.P., CIBC, Pilgrim Prime Rate
              Trust, Van Kampen American Capital Prime Rate Income Trust,
              Senior Debt Portfolio, ML IBK Positions, Inc., Frank J. Belatti,
              Dick R. Holbrook, Samuel N. Frankel (collectively, the
              "Shareholders") and AFC, as amended to date.

 10.3*       Form of Popeyes Development Agreement, as amended.

 10.4*       Form of Popeyes Franchise Agreement.

 10.5*       Form of Church's Development Agreement, as amended.

 10.6*       Form of Church's Franchise Agreement.

 10.7(a)     Formula Agreement dated July 2, 1979 among Alvin C. Copeland,
              Gilbert E. Copeland, Mary L. Copeland, Catherine Copeland,
              Russell J. Jones, A. Copeland Enterprises, Inc. and Popeyes
              Famous Fried Chicken, Inc., as amended to date.

 10.8(a)     Supply Agreement dated March 21, 1989 between New Orleans Spice
              Company, Inc. and Biscuit Investments, Inc.

 10.9(a)     Recipe Royalty Agreement dated March 21, 1989 by and among Alvin
              C. Copeland, New Orleans Spice Company, Inc. and Biscuit
              Investments, Inc.

 10.10(a)    Licensing Agreement dated March 11, 1976 between King Features
              Syndicate Division of The Hearst Corporation and A. Copeland
              Enterprises, Inc.

 10.11(a)    Assignment and Amendment dated January 1, 1981 between A. Copeland
              Enterprises, Inc., Popeyes Famous Fried Chicken, Inc. and King
              Features Syndicate Division of The Hearst Corporation.

 10.12(a)    Popeye License Agreement dated January 1, 1981 between King
              Features Syndicate Division of The Hearst Corporation and Popeyes
              Famous Fried Chicken, Inc.

 10.13(a)    Letter Agreement dated September 17, 1981 between King Features
              Syndicate Division of The Hearst Corporation, A. Copeland
              Enterprises, Inc. and Popeyes Famous Fried Chicken, Inc.

 10.14(a)    License Agreement dated December 19, 1985 by and between King
              Features Syndicate, Inc., The Hearst Corporation, Popeyes, Inc.
              and A. Copeland Enterprises, Inc.

 10.15(a)    Letter Agreement dated July 20, 1987 by and between King Features
              Syndicate, Division of The Hearst Corporation, Popeyes, Inc. and
              A. Copeland Enterprises, Inc.

 10.16(a)    Employment Agreement dated as of December 4, 1995 between AFC and
              Samuel N. Frankel, as amended.

 10.17(a)    1992 Stock Option Plan of AFC, effective as of November 5, 1992, as amended to date.

   Exhibit
    Number    Description
   -------    -----------
 10.18(a)     1996 Nonqualified Performance Stock Option Plan--Executive of
               AFC, effective as of April 11, 1996.

 10.19(a)     1996 Nonqualified Performance Stock Option Plan--General of AFC,
               effective as of April 11, 1996.

 10.20(a)     1996 Nonqualified Stock Option Plan of AFC, effective as of April
               11, 1996.

 10.21(a)     Form of Nonqualified Stock Option Agreement--General between AFC and stock option participants.

 10.22(a)     Form of Nonqualified Stock Option Agreement--Executive between
               AFC and certain key executives.

 10.23(a)     1996 Employee Stock Bonus Plan--Executive of AFC effective as of
               April 11, 1996.

 10.24(a)     1996 Employee Stock Bonus Plan--General of AFC effective as of
               April 11, 1996.

 10.25(a)     Form of Stock Bonus Agreement--Executive between AFC and certain executive officers.

 10.26(a)     Form of Stock Bonus Agreement--General between AFC and certain executive officers.

 10.27(a)     Form of Secured Promissory Note issued by certain members of management.

 10.28(a)     Form of Stock Pledge Agreement between AFC and certain members of management.

 10.29(a)     AFC 1994 Supplemental Benefit Plan for Executive Officers dated
               May 9, 1994.

 10.30(a)     AFC 1994 Supplemental Benefit Plan for Senior and Executive Staff
               Officer dated April 19, 1994.

 10.31(a)     AFC 1994 Supplemental Benefit Plan for Senior Officers/General
               Manager dated May 9, 1994.

 10.32(a)     AFC 1994 Supplemental Benefit Plan for Designated Officers dated
               May 9, 1994.

 10.33(a)     Settlement Agreement between Alvin C. Copeland, Diversified Foods and Seasonings, Inc., Flavorite Laboratories, Inc. and AFC dated
               May 29, 1997.

 10.34(b)     Credit Agreement dated August 12, 1997, between AFC and Banco
               Popular De Puerto Rico for Turnkey Development program
               financing.

 10.35(d)     Agreement and Plan of Merger among AFC and Seattle Coffee
               Company, all of the Principal Shareholders of Seattle Coffee
               Company and AFC Acquisition Corp., as amended to date.

 10.36(e),(f) Agreement and Plan of Merger by and among Cinnabon International,
               Inc., AFC and AFC Franchise Acquisition Corp., effective August
               13, 1998, as amended to date.

 10.37(f)     Shareholder Agreement by and among AFC Franchise Acquisition
               Corp. and other signatories dated as of August 13, 1998.

 10.38(c)     AFC Deferred Compensation Plan dated as of January 1, 1998 and
               First Amendment to Deferred Compensation Plan dated as of
               December 31, 1998.

 10.39(g)     AFC Enterprises, Inc. 1999-2003 Long-Term Employee Success Plan,
               effective January 1, 1999.

 10.40+*      Supply Agreement dated October 5, 1998 between Church's Operators
               Purchasing Association, Inc. and Cagle's, Inc. ("Cagle's"), as
               amended.

 Exhibit
  Number  Description
 -------  -----------
 10.41+*  Supply Agreement dated October 5, 1998 ("Second Cagle's Agreement")
           between AFC d/b/a Popeyes Chicken and Biscuits and Cagle's, as
           amended.

 10.42+*  Supply Agreement dated April 1, 1999 between Church's Operators
           Purchasing Association, Inc. and Tyson Foods, Inc, as amended.

 10.43*   Stockholders Agreement dated as of March 18, 1998 among FS Equity
           Partners III, L.P., FS Equity Partners International, L.P., the new
           shareholders identified therein and AFC.

 10.44*   Form of Cinnabon Development Agreement.

 10.45*   Form of Cinnabon Franchise Agreement.

 10.46*   Form of Seattle's Best Coffee Development Agreement, as amended.

 10.47*   Form of Seattle's Best Coffee Franchise Agreement.

 10.48(a) Indemnification Agreement dated April 11, 1996 by and between AFC and
           William M. Wardlaw.

 10.49(a) Indemnification Agreement dated April 11, 1996 by and between AFC and
           Ronald P. Spogli.

 10.50(a) Indemnification Agreement dated April 11, 1996 by and between AFC and
           John M. Roth.

 10.51(a) Indemnification Agreement dated May 1, 1996 by and between AFC and
           Kelvin J. Pennington.

 10.52(a) Indemnification Agreement dated April 11, 1996 by and between AFC and
           Dick R. Holbrook.

 10.53(a) Indemnification Agreement dated April 11, 1996 by and between AFC and
           Samuel N. Frankel.

 10.54(a) Indemnification Agreement dated April 11, 1996 by and between AFC and
           Matt L. Figel.

 10.55(a) Indemnification Agreement dated July 2, 1996 by and between AFC and
           Paul H. Farrar.

 10.56(a) Indemnification Agreement dated April 11, 1996 by and between AFC and
           Frank J. Belatti.

          Indemnification Agreement dated April 11, 1996 by and between AFC and
 10.57(a)  Mark J. Doran.

 10.58*   First Amendment to the Amended and Restated Credit Agreement dated as of October 1, 1999 by and among AFC, the Syndication Agent, the
           Lenders, CIBC and the Subsidiary Guarantors listed thereto.

 10.59*   Employment Agreement dated as of December 8, 2000 between AFC and
           Frank J. Belatti.

 10.60*   Employment Agreement dated as of December 8, 2000 between AFC and
           Dick R. Holbrook.

 10.61*   Employment Agreement dated as of December 8, 2000 between AFC and
           Gerald J. Wilkins.

 10.62*   Employment Agreement dated as of December 8, 2000 between AFC and
           Hala G. Moddelmog.

 10.63*   Employment Agreement dated as of December 8, 2000 between AFC and Jon
           Luther, as amended.

 10.64*   Amendment No. 3 to the 1996 Stockholders Agreement dated as of
           February 8, 2001 by and among AFC and the other signatories thereto.

 10.65*   Second Amendment to Deferred Compensation Plan dated as of July 24,
           2000.

 10.66*   Substitute Nonqualified Stock Option Plan, effective March 17, 1998.

 Exhibit
 Number  Description
 ------- -----------
 10.67*  Second Amendment to Amended and Restated Credit Agreement dated as of
          February 6, 2001 by and among AFC, the Syndication Agent, the
          Lenders, CIBC, the Subsidiary Guarantors listed thereto, and the other signatories thereto.

 10.68* Fourth Amendment to Employment Agreement dated as of February 9, 2001 between AFC and Samuel N. Frankel.

 10.69*  First Amendment to Employment Agreement dated February 8, 2001 between
          AFC and Frank J. Belatti.

 10.70*  First Amendment to Employment Agreement dated February 8, 2001 between
          AFC and Dick R. Holbrook.

 10.71*  First Amendment to Employment Agreement dated February 8, 2001 between
          AFC and Gerald J. Wilkins.

 10.72*  First Amendment to Employment Agreement dated February 8, 2001 between
          AFC and Hala G. Moddelmog.

 10.73*  Amendment to Second Cagle's Agreement dated February 23, 2001 between
          Supply Management Services, Inc. and Cagle's.

 21.1*   Subsidiaries of AFC.

 23.1    Consent of Riordan & McKinzie (included in Exhibit 5.1).

 23.2    Consent of Dorsey & Whitney (included in Exhibit 5.2).

 23.3*   Consent of Arthur Andersen LLP.

 24.1*   Power of Attorney (contained in signature page).

 27.1*   Financial Data Schedule.

--------
 *  Previously filed.

+ Certain portions of this exhibit have been omitted from the copy filed as part of the Registration Statement and are the subject of a request for confidential treatment.

(a) Filed as an exhibit to the Registration Statement of AFC on Form S-4 (Registration No. 333-29731) on June 20, 1997 and incorporated by reference herein.

(b) Filed as an exhibit to the Form 10-Q of AFC for the quarter ended September 7, 1997 on October 21, 1997 and incorporated by reference herein.

(c) Filed as an exhibit to the Form 10-K of AFC for the year ended December 27, 1998 on March 29, 1999 and incorporated by reference herein.

(d) Filed as an exhibit to the Form 10-Q of AFC for the quarter ended March 22, 1998 on May 6, 1998 and incorporated by reference herein.

(e) Filed as an exhibit to the Current Report on Form 8-K of AFC on August 28, 1998 and incorporated by reference herein.

(f) Filed as an exhibit to the Current Report on Form 8-K of AFC on October 29, 1998 and incorporated by reference herein.

(g) Filed as an exhibit to the Form 10-Q of AFC for the quarter ended June 13, 1999 on July 28, 1999 and incorporated by reference herein.

   (b) Financial Statement Schedules

   We have omitted all other schedules because the conditions requiring their filing do not exist or because the required information appears in the Company's consolidated financial statements, including the notes to those statements.

Item 17. Undertakings

   1. The undersigned Registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

   2. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

   3. The undersigned Registrant hereby undertakes that:

     (a) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

     (b) For the purpose of determining any liability under the Securities Act, each posteffective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 4 to this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atlanta, State of Georgia, on the 6th day of March 2001.

                                          AFC ENTERPRISES, INC.

                                                 /s/ Frank J. Belatti
                                          By: _________________________________
                                                    Frank J. Belatti
                                                Chairman of the Board and
                                                 Chief Executive Officer

   Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 4 to this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

              Signature                        Title(s)                Date
              ---------                        --------                ----

       /s/ Frank J. Belatti           Chairman of the Board and    March 6, 2001
 ____________________________________  Chief Executive Officer
           Frank J. Belatti            (Principal Executive
                                       Officer)

      /s/ Gerald J. Wilkins*          Executive Vice President     March 6, 2001
 ____________________________________  and Chief Financial
          Gerald J. Wilkins            Officer (Principal
                                       Financial and Accounting
                                       Officer)

       /s/ Dick R. Holbrook           President, Chief Operating   March 6, 2001
 ____________________________________  Officer and Director
           Dick R. Holbrook

         /s/ Mark J. Doran            Director                     March 6, 2001
 ____________________________________
            Mark J. Doran

         /s/ Matt L. Figel*           Director                     March 6, 2001
 ____________________________________
            Matt L. Figel

     /s/ Kelvin J. Pennington*        Director                     March 6, 2001
 ____________________________________
         Kelvin J. Pennington

         /s/ John M. Roth*            Director                     March 6, 2001
 ____________________________________
             John M. Roth

       /s/ Ronald P. Spogli*          Director                     March 6, 2001
 ____________________________________
           Ronald P. Spogli

        /s/ Peter Starrett*           Director                     March 6, 2001
 ____________________________________
            Peter Starrett

      /s/ William M. Wardlaw*         Director                     March 6, 2001
 ____________________________________
          William M. Wardlaw

      /s/ Mark J. Doran
*By: __________________________
      Mark J. Doran
       Attorney-in-Fact

                                 EXHIBIT INDEX

  Exhibit
   Number   Description
  -------   -----------
  1.1*      Form of Underwriting Agreement.

  3.1(a)    Articles of Incorporation of Registrant, as amended.

  3.2(a)    Amended and Restated Bylaws of Registrant.

  4.1(a)    Indenture dated as of May 21, 1997 between AFC Enterprises, Inc.
             ("AFC") and United States Trust of New York, as Trustee, with respect to the 10 1/4% Senior Subordinated Notes due 2007.

  4.2(a)    Exchange and Registration Rights Agreement, dated as of May 21,
             1997, by and among AFC, Goldman, Sachs & Co., CIBC Wood Gundy
             Securities Corp. and Donaldson, Lufkin & Jenrette Securities
             Corporation.

  4.3(c)    Amended and Restated Credit Agreement, dated as of October 15, 1998
             (the "Amended and Restated Credit Agreement"), among AFC and
             Goldman Sachs Credit Partners L.P., as Syndication Agent and Lead
             Arranger (the "Syndication Agent") and the financial institutions listed therein (the "Lenders") and Canadian Imperial Bank of
             Commerce ("CIBC"), as Administrative Agent.

  4.4(a)    Security Agreement, dated as of May 21, 1997, by and between AFC and CIBC, as Administrative Agent.

  4.5(a)    Pledge Agreement, dated as of May 21, 1997, by and between AFC and
             CIBC, as Administrative Agent.

  4.6(a)    Trademark Collateral Security Agreement, dated as of May 21, 1997, by and between AFC and CIBC, as Administrative Agent.

  4.7(a)    Collateral Account Agreement, dated as of May 21, 1997, by and between AFC and CIBC, as Administrative Agent.

  4.8(a)    Form of Mortgage, Assignment of Rents, Security Agreement and
             Fixture Filing, dated as of May 21, 1997, between AFC and CIBC, as
             Administrative Agent.

  4.9*      Form of Registrant's common stock certificate.

  5.1       Opinion of Riordan & McKinzie.

  5.2       Opinion of Dorsey & Whitney.

 10.1(a)    Stock Purchase Agreement dated February 23, 1996 among AFC, FS
             Equity Partners, L.P. III, and FS Equity Partners International,
             L.P.

 10.2(a)    Stockholders Agreement dated April 11, 1996 (the "1996 Stockholders
             Agreement") among FS Equity Partners III, L.P. and FS Equity
             Partners International, L.P., CIBC, Pilgrim Prime Rate Trust, Van
             Kampen American Capital Prime Rate Income Trust, Senior Debt
             Portfolio, ML IBK Positions, Inc., Frank J. Belatti, Dick R.
             Holbrook, Samuel N. Frankel (collectively, the "Shareholders") and
             AFC, as amended to date.

 10.3*      Form of Popeyes Development Agreement, as amended.

 10.4*      Form of Popeyes Franchise Agreement.

 10.5*      Form of Church's Development Agreement, as amended.

 10.6*      Form of Church's Franchise Agreement.

   Exhibit
   Number    Description
   -------   -----------
 10.7(a)     Formula Agreement dated July 2, 1979 among Alvin C. Copeland,
              Gilbert E. Copeland, Mary L. Copeland, Catherine Copeland,
              Russell J. Jones, A. Copeland Enterprises, Inc. and Popeyes
              Famous Fried Chicken, Inc., as amended to date.

 10.8(a)     Supply Agreement dated March 21, 1989 between New Orleans Spice
              Company, Inc. and Biscuit Investments, Inc.

 10.9(a)     Recipe Royalty Agreement dated March 21, 1989 by and among Alvin
              C. Copeland, New Orleans Spice Company, Inc. and Biscuit
              Investments, Inc.

 10.10(a)    Licensing Agreement dated March 11, 1976 between King Features
              Syndicate Division of The Hearst Corporation and A. Copeland
              Enterprises, Inc.

 10.11(a)    Assignment and Amendment dated January 1, 1981 between A. Copeland
              Enterprises, Inc., Popeyes Famous Fried Chicken, Inc. and King
              Features Syndicate Division of The Hearst Corporation.

 10.12(a)    Popeye License Agreement dated January 1, 1981 between King
              Features Syndicate Division of The Hearst Corporation and Popeyes
              Famous Fried Chicken, Inc.

 10.13(a)    Letter Agreement dated September 17, 1981 between King Features
              Syndicate Division of The Hearst Corporation, A. Copeland
              Enterprises, Inc. and Popeyes Famous Fried Chicken, Inc.

 10.14(a)    License Agreement dated December 19, 1985 by and between King
              Features Syndicate, Inc., The Hearst Corporation, Popeyes, Inc.
              and A. Copeland Enterprises, Inc.

 10.15(a)    Letter Agreement dated July 20, 1987 by and between King Features
              Syndicate, Division of The Hearst Corporation, Popeyes, Inc. and
              A. Copeland Enterprises, Inc.

 10.16(a)    Employment Agreement dated as of December 4, 1995 between AFC and
              Samuel N. Frankel, as amended.

 10.17(a)    1992 Stock Option Plan of AFC, effective as of November 5, 1992, as amended to date.

 10.18(a)    1996 Nonqualified Performance Stock Option Plan--Executive of AFC,
              effective as of April 11, 1996.

 10.19(a)    1996 Nonqualified Performance Stock Option Plan--General of AFC,
              effective as of April 11, 1996.

 10.20(a)    1996 Nonqualified Stock Option Plan of AFC, effective as of April
              11, 1996.

 10.21(a)    Form of Nonqualified Stock Option Agreement--General between AFC and stock option participants.

 10.22(a)    Form of Nonqualified Stock Option Agreement--Executive between AFC and certain key executives.

 10.23(a)    1996 Employee Stock Bonus Plan--Executive of AFC effective as of
              April 11, 1996.

 10.24(a)    1996 Employee Stock Bonus Plan--General of AFC effective as of
              April 11, 1996.

 10.25(a)    Form of Stock Bonus Agreement--Executive between AFC and certain executive officers.

 10.26(a)    Form of Stock Bonus Agreement--General between AFC and certain executive officers.

 10.27(a)    Form of Secured Promissory Note issued by certain members of management.

   Exhibit
    Number    Description
   -------    -----------
 10.28(a)     Form of Stock Pledge Agreement between AFC and certain members of management.

 10.29(a)     AFC 1994 Supplemental Benefit Plan for Executive Officers dated
               May 9, 1994.

 10.30(a)     AFC 1994 Supplemental Benefit Plan for Senior and Executive Staff
               Officer dated April 19, 1994.

 10.31(a)     AFC 1994 Supplemental Benefit Plan for Senior Officers/General
               Manager dated May 9, 1994.

 10.32(a)     AFC 1994 Supplemental Benefit Plan for Designated Officers dated
               May 9, 1994.

 10.33(a)     Settlement Agreement between Alvin C. Copeland, Diversified Foods and Seasonings, Inc., Flavorite Laboratories, Inc. and AFC dated
               May 29, 1997.

 10.34(b)     Credit Agreement dated August 12, 1997, between AFC and Banco
               Popular De Puerto Rico for Turnkey Development program
               financing.

 10.35(d)     Agreement and Plan of Merger among AFC and Seattle Coffee
               Company, all of the Principal Shareholders of Seattle Coffee
               Company and AFC Acquisition Corp., as amended to date.

 10.36(e),(f) Agreement and Plan of Merger by and among Cinnabon International,
               Inc., AFC and AFC Franchise Acquisition Corp., effective August
               13, 1998, as amended to date.

 10.37(f)     Shareholder Agreement by and among AFC Franchise Acquisition
               Corp. and other signatories dated as of August 13, 1998.

 10.38(c)     AFC Deferred Compensation Plan dated as of January 1, 1998 and
               First Amendment to Deferred Compensation Plan dated as of
               December 31, 1998.

 10.39(g)     AFC Enterprises, Inc. 1999-2003 Long-Term Employee Success Plan,
               effective January 1, 1999.

 10.40+*      Supply Agreement dated October 5, 1998 between Church's Operators
               Purchasing Association, Inc. and Cagle's, Inc. ("Cagle's"), as
               amended.

 10.41+*      Supply Agreement dated October 5, 1998 ("Second Cagle's
               Agreement") between AFC d/b/a Popeyes Chicken and Biscuits and
               Cagle's, as amended.

 10.42+*      Supply Agreement dated April 1, 1999 between Church's Operators
               Purchasing Association, Inc. and Tyson Foods, Inc, as amended.

 10.43*       Stockholders Agreement dated as of March 18, 1998 among FS Equity
               Partners III, L.P., FS Equity Partners International, L.P., the
               new shareholders identified therein and AFC.

 10.44*       Form of Cinnabon Development Agreement.

 10.45*       Form of Cinnabon Franchise Agreement.

 10.46*       Form of Seattle's Best Coffee Development Agreement, as amended.

 10.47*       Form of Seattle's Best Coffee Franchise Agreement.

 10.48(a)     Indemnification Agreement dated April 11, 1996 by and between AFC and William M. Wardlaw.

 10.49(a)     Indemnification Agreement dated April 11, 1996 by and between AFC and Ronald P. Spogli.

 Exhibit
  Number  Description
 -------  -----------
 10.50(a) Indemnification Agreement dated April 11, 1996 by and between AFC and
           John M. Roth.

 10.51(a) Indemnification Agreement dated May 1, 1996 by and between AFC and
           Kelvin J. Pennington.

 10.52(a) Indemnification Agreement dated April 11, 1996 by and between AFC and
           Dick R. Holbrook.

 10.53(a) Indemnification Agreement dated April 11, 1996 by and between AFC and
           Samuel N. Frankel.

 10.54(a) Indemnification Agreement dated April 11, 1996 by and between AFC and
           Matt L. Figel.

 10.55(a) Indemnification Agreement dated July 2, 1996 by and between AFC and
           Paul H. Farrar.

 10.56(a) Indemnification Agreement dated April 11, 1996 by and between AFC and
           Frank J. Belatti.

 10.57(a) Indemnification Agreement dated April 11, 1996 by and between AFC and
           Mark J. Doran.

 10.58*   First Amendment to the Amended and Restated Credit Agreement dated as of October 1, 1999 by and among AFC, the Syndication Agent, the
           Lenders, CIBC and the Subsidiary Guarantors listed thereto.

 10.59*   Employment Agreement dated as of December 8, 2000 between AFC and
           Frank J. Belatti.

 10.60*   Employment Agreement dated as of December 8, 2000 between AFC and
           Dick R. Holbrook.

 10.61*   Employment Agreement dated as of December 8, 2000 between AFC and
           Gerald J. Wilkins.

 10.62*   Employment Agreement dated as of December 8, 2000 between AFC and
           Hala G. Moddelmog.

 10.63*   Employment Agreement dated as of December 8, 2000 between AFC and Jon
           Luther, as amended.

 10.64*   Amendment No. 3 to the 1996 Stockholders Agreement dated February 8,
           2001 by and among AFC and the other signatories thereto.

 10.65*   Second Amendment to Deferred Compensation Plan dated as of July 24,
           2000.

 10.66*   Substitute Nonqualified Stock Option Plan, effective March 17, 1998.

 10.67*   Second Amendment to Amended and Restated Credit Agreement dated as of
           February 6, 2001 by and among AFC, the Syndication Agent, the
           Lenders, CIBC, the Subsidiary Guarantors listed thereto, and the other signatories thereto.

 10.68*   Fourth Amendment to Employment Agreement dated as of February 9, 2001 between AFC and Samuel N. Frankel.

 10.69*   First Amendment to Employment Agreement dated February 8, 2001 between AFC and Frank J. Belatti.

 10.70*   First Amendment to Employment Agreement dated February 8, 2001 between AFC and Dick R. Holbrook.

 10.71*   First Amendment to Employment Agreement dated February 8, 2001 between AFC and Gerald J. Wilkins.

 10.72*   First Amendment to Employment Agreement dated February 8, 2001 between AFC and Hala G. Moddelmog.

 10.73*   Amendment to Second Cagle's Agreement dated February 23, 2001 between
           Supply Management Services, Inc. and Cagle's.

 Exhibit
 Number  Description
 ------- -----------
 21.1*   Subsidiaries of AFC.

 23.1    Consent of Riordan & McKinzie (included in Exhibit 5.1).

 23.2    Consent of Dorsey & Whitney (included in Exhibit 5.2).

 23.3*   Consent of Arthur Andersen LLP.

 24.1*   Power of Attorney (contained in signature page).

 27.1*   Financial Data Schedule.

--------
 *  Previously filed.

+ Certain portions of this exhibit have been omitted from the copy filed as part of the Registration Statement and are the subject of a request for confidential treatment.

(a) Filed as an exhibit to the Registration Statement of AFC on Form S-4 (Registration No. 333-29731) on June 20, 1997 and incorporated by reference herein.

(b) Filed as an exhibit to the Form 10-Q of AFC for the quarter ended September 7, 1997 on October 21, 1997 and incorporated by reference herein.

(c) Filed as an exhibit to the Form 10-K of AFC for the year ended December 27, 1998 on March 29, 1999 and incorporated by reference herein.

(d) Filed as an exhibit to the Form 10-Q of AFC for the quarter ended March 22, 1998 on May 6, 1998 and incorporated by reference herein.

(e) Filed as an exhibit to the Current Report on Form 8-K of AFC on August 28, 1998 and incorporated by reference herein.

(f) Filed as an exhibit to the Current Report on Form 8-K of AFC on October 29, 1998 and incorporated by reference herein.

(g) Filed as an exhibit to the Form 10-Q of AFC for the quarter ended June 13, 1999 on July 28, 1999 and incorporated by reference herein.